Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

FIRST HALF 2019 FINANCIAL RESULTS

Singapore, August 28, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced its first half 2019 earnings results for the period ended June 30, 2019.

Financial Highlights for the first half of the year ended June 30, 2019

▪	Revenues of $167.2 million
▪	Gross profit of $5.9 million
▪	Adjusted EBITDA of $14.7 million(2)
▪	Loss for the period of ($19.0 million) or ($0.99) per ordinary share including a ($4.3) million impairment loss on vessel sales
▪	Handysize and Supramax/Ultramax TCE per day of $7,030 and $10,481, respectively, outperformed the Baltic Handysize TC Index (“BHSI”) and Baltic Supramax-58 TC Index (“BSI-58”) benchmarks by approximately 22.2% and 34.2% respectively(1)(2)
▪	Medium Range (“MR”) product tanker TCE per day of $14,276 outperformed Clarksons’ Average MR Clean Earnings per day assessment of $12,448 by approximately 14.7%, and small tanker TCE per day of $12,015(1)(2)
▪	Period end cash and cash equivalents (including restricted cash) of $50.5 million

(1) The proportionate share of our joint ventures is not reflected in our condensed consolidated and combined statement of profit and loss, but is reflected in our segment results.

(2) Adjusted EBITDA and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations at the end of this press release.

Operational Highlights for the first half of the year ended June 30, 2019

▪	We sold the 2005-built Handysize vessel IVS Kawana for a gross price of $7.8 million with delivery to the buyers in April 2019.
▪	We took delivery of the IVS Phoenix, a Japanese-built eco ultramax drybulk carrier newbuilding in June 2019. The vessel has been chartered-in from its owner for a minimum period of three years with options to extend for up to two additional years, at Grindrod Shipping’s election.
▪	In June 2019, we completed a financing arrangement with a Japanese shipowner relating to the 2010-built Handysize vessel IVS Knot for a cash amount of $13.0 million. The transaction generated net proceeds of $6.3 million after settling the debt associated with the vessel. The IVS Knot continues to be considered part of our owned fleet.
▪	We wound up the Leopard Tankers JV with Vitol, resulting in the Company acquiring 100% ownership of the 2013-built Medium Range eco tankers Leopard Sun and Leopard Moon in January and February, respectively, for $27.0 million per vessel.

▪	Our joint venture with Engen Petroleum sold the 2010-built Medium Range tanker Lavela for a gross price of $14.9 million with delivery to the buyers in March 2019. The vessel was the last vessel owned by this joint venture.
▪	We sold the 2011-built small product tanker Umgeni for a gross price of $8.9 million with delivery to the buyers in June 2019.

Latest Developments

▪	We have agreed in principle to acquire the 33.25% stake of one of our two JV partners in IVS Bulk, which would result in increasing our ownership percentage to 66.75%. We are currently in advanced discussions with lenders to refinance all of the existing debt of IVS Bulk, as well as provide us sufficient capital to acquire the additional 33.25% stake. The remaining partner intends to retain its 33.25% stake in IVS Bulk. We can provide no assurance that we will complete the acquisition until such time that agreements have been finalized and the financing has been obtained.
▪	On August 8th, we took delivery of the IVS Okudogo, one of our two owned Ultramax eco newbuildings built in Japan. We finalized and drew down $15.7 million in financing with IYO Bank in conjunction with the delivery. An additional $15.7 million remains available to partially finance the purchase of the IVS Prestwick, which is expected in late September.
▪	Subject to documentation, we have agreed to enter into a financing arrangement with a Japanese shipowner on attractive terms relating to the 2011-built Handysize vessel IVS Kinglet. The transaction would be on similar terms to the recently completed IVS Knot financing and would result in net cash proceeds of $6.3 million, after repayment of debt associated with the vessel. The transaction is expected to be completed in late September, though we can provide no assurances that the transaction will close.

CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“Our operations in the first half of 2019 showed a slight improvement in revenue, gross profit, and Adjusted EBITDA with a slight decline in net income from the first half of 2018, reflecting weaker drybulk markets, partially offset by a stronger product tanker market. Within that context, we continued to demonstrate our ability to outperform the relevant industry benchmarks in both our drybulk and tanker fleets. Specifically, for the first half of 2019, our TCE per day in the Handysize segment was $7,030 compared to the BHSI of $5,753 (adjusted for 5.0% commissions), an outperformance of approximately 22.2%, whereas in the Ultramax/Supramax segment our TCE per day was $10,481 compared to the BSI-58 of $7,807 (adjusted for 5.0% commissions), an outperformance of approximately 34.2%. On the tanker side, the markets started strong in the winter months before coming off in the second half of the period as refinery maintenance season picked up, impacting charter rates. Still, we achieved an MR tanker TCE per day of $14,276 during the first half of 2019 compared to $12,448 for the Clarksons MR Clean Average Earnings assessment, an outperformance of approximately 14.7%.

The drybulk market in the first half of 2019 showed signs of weakness reflecting trade wars, the Vale dam disaster, swine flu in China impacting soybean imports, a general slowdown in Chinese imports, and other market disruptions. Yet, we believe that the long-term fundamentals appear positive reflecting the reduced supply outlook combined with steady demand especially for minor bulks, which are typically carried by Grindrod Shipping’s vessels. Already, we have experienced an increase in charter rates thus far in the second half, especially in the last few weeks, where the BHSI and BSI-58 have reached rates of $9,250 and $14,507, respectively, as of August 27, 2019. We also expect the product tanker market to improve given the increase in refining capacity and dislocation between refiners and end users combined with the low orderbook for MR tankers. Furthermore, the implementation of the IMO 2020 regulations may have a positive impact on the overall market further limiting supply as the result of higher scrapping rates, increased off hires, vessel repositioning, and slow steaming.

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A core focus since our listing in June 2018 has been to streamline our corporate and financial structure by reducing the number of off-balance sheet joint ventures which will allow investors to more easily understand our operating and financial performance. To this end, we wound up our Leopard Tankers joint venture with Vitol and our Petrochemical Shipping joint venture with Engen Petroleum. We also agreed in principle to acquire the stake of one of our joint venture partners in IVS Bulk, which would allow us to consolidate its 12 vessels in our financials going forward.

We believe that the current drybulk and product tanker markets present attractive consolidation and growth opportunities and that Grindrod Shipping is well positioned to take advantage of them, leveraging our competitive advantages which include our modern, high quality Japanese built fleet, our ability to maximize revenue through the use of in-house commercial pools and cargoes, and our close commercial relationships with global and regional industry players.”

Results for the Six Months Ended June 30, 2019 and 2018

In comparison to the results for the first half of 2018, the results for the first half of 2019 were impacted by lower TCE per day rates achieved in our handysize and ultramax/supramax drybulk carrier segments, reflecting the weaker spot markets in these segments, and higher TCE per day rates achieved in our medium range and small tanker segments, reflecting the stronger spot markets in these segments. In all of these four segments vessel operating costs per day were lower for the first half of 2019 in comparison to the first half of 2018. Administrative expenses were lower in the first half of 2019 as compared to the first half of 2018, and the results for the first half of 2019 include the impairment of vessels and a foreign exchange loss, whereas the results for the first half of 2018 include a profit on sale of the OACL and Unicorn Bunker businesses and foreign exchange gains.

Revenue was $167.2 million for the six months ended June 30, 2019 and $150.8 million for the six months ended June 30, 2018. Vessel revenue was $147.7 million for the six months ended June 30, 2019 and $147.4 million for the six months ended June 30, 2018.

In the drybulk business, handysize total revenue and supramax/ultramax total revenue was $59.0 million and $72.0 million, respectively, for the six months ended June 30, 2019, and $53.8 million and $73.7 million, respectively, for the six months ended June 30, 2018. Handysize vessel revenue and supramax/ultramax vessel revenue was $50.2 million and $71.4 million, respectively, for the six months ended June 30, 2019, and $53.0 million and $73.1 million, respectively, for the six months ended June 30, 2018.

In the tankers business, our medium range tankers and small tankers total revenues were $27.6 million and $15.9 million, respectively, for the six months ended June 30, 2019, and $18.9 million and $9.0 million, respectively, for the six months ended June 30, 2018. Medium range tankers and small tankers vessel revenues were $20.3 million and $7.4 million, respectively, for the six months ended June 30, 2019 and $18.9 million and $9.0 million, respectively for the six months ended June 30, 2018.

Handysize TCE per day was $7,030 per day for the six months ended June 30, 2019 and $8,997 per day for the six months ended June 30, 2018. Supramax/ultramax TCE per day was to $10,481 per day for the six months ended June 30, 2019 and $11,092 per day for the six months ended June 30, 2018.

Medium range tankers TCE per day was $14,276 per day for the six months ended June 30, 2019 and $11,570 per day for the six ended June 30, 2018. Small tankers TCE per day was $12,015 per day for the six months ended June 30, 2019 and $11,323 per day for the six months ended June 30, 2018.

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Cost of sales was $161.3 million for the six months ended June 30, 2019 and $148.4 million for the six months ended June 30, 2018. In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $60.5 million and $72.6 million, respectively, for the six months ended June 30, 2019 and $50.6 million and $74.8 million, respectively, for the six months ended June 30, 2018.

Handysize voyage expenses and supramax/ultramax voyage expenses were $27.3 million and $37.1 million, respectively, for the six months ended June 30, 2019 and $24.8 million and $35.3 million, respectively, for the six months ended June 30, 2018. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $11.9 million and $1.6 million, respectively, for the six months ended June 30, 2019, and $13.1 million and $1.7 million, respectively, for the six months ended June 30, 2018. Handysize vessel operating costs per day were $4,980 per day for the six months ended June 30, 2019 and $5,238 per day for the six months ended June 30, 2018. Supramax/ultramax vessel operating costs per day were $4,428 per day for the six months ended June 30, 2019 and $4,616 per day for the six months ended June 30, 2018.

The long-term charter-in costs per day for our supramax/ultramax fleet was $12,695 per day during the first six months of 2019. During this period, out of 3,271 operating days in the supramax/ultramax segment, 44.8% were fulfilled with owned/long-term chartered-in vessels and the remaining 55.2% with short-term chartered-in vessels.

In the tankers business, medium range tankers and small tankers cost of sales were $24.5 million and $14.3 million, respectively, for the six months ended June 30, 2019 and $19.7 million and $8.4 million, respectively, for the six months ended June 30, 2018.

Medium range tankers voyage expenses and small tankers voyage expenses were $3.9 million and $1.1 million, respectively, for the six months ended June 30, 2019 and $3.8 million and $2.2 million, respectively, for the six months ended June 30, 2018. Medium range tankers vessel operating costs and small tankers vessel operating costs were $5.2 million and $3.5 million, respectively, for the six months ended June 30, 2019 and $5.9 million and $4.9 million, respectively, for the six months ended June 30, 2018. Medium range tankers vessel operating costs per day were $6,576 per day for the six months ended June 30, 2019 and $7,279 per day for the six months ended June 30, 2018. Small tankers vessel operating costs per day were $6,516 per day for the six months ended June 30, 2019 and $7,750 per day for the six months ended June 30, 2018.

The long-term charter-in costs per day for our medium range tanker fleet was $15,298 per day during the first six months of 2019 and during this period all of the operating days in the medium range segment were fulfilled with owned/long-term chartered-in vessels. The Company did not have any long-term or short-term chartered-in small tankers during this period.

Gross profit was $5.9 million for the six months ended June 30, 2019 and $2.4 million for the six months ended June 30, 2018.

Other operating (expense) income was operating expense of $4.8 million for the six months ended June 30, 2019 and $6.0 million operating income for the six months ended June 30, 2018.

Administrative expenses were $13.3 million for the six months ended June 30, 2019 and $17.3 million for the six months ended June 30, 2018.

Share of losses of joint ventures was a loss of $1.5 million for the six months ended June 30, 2019 and a loss of $1.4 million for the six months ended June 30, 2018.

Interest income was $1.2 million for the six months ended June 30, 2019 and $1.9 million for the six months ended June 30, 2018.

Interest expense was $5.8 million for the six months ended June 30, 2019 and $3.0 million for the six months ended June 30, 2018.

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Income tax expense was $0.6 million for the six months ended June 30, 2019 and $2.1 million for the six months ended June 30, 2018.

Loss for the six months ended June 30, 2019 was $19.0 million and loss for the six months ended June 30, 2018 was $13.5 million.

Cash used in operating activities was an outflow of $32.4 million for the six months ended June 30, 2019 and an outflow of $46.2 million for the six months ended June 30, 2018. Cash generated from investing activities was an inflow of $31.2 million for the six months ended June 30, 2019 and an inflow of $33.2 million for the six months ended June 30, 2018. Cash generated from financing activities was an inflow of $2.8 million for the six months ended June 30, 2019 and an inflow of $19.5 million for the six months ended June 30, 2018.

As of June 30, 2019, we had cash and cash equivalents (including restricted cash) of $50.5 million .

Conference Call details

Tomorrow, Thursday, August 29, 2019 at 8:00 a.m. Eastern Daylight Time / 2:00 p.m. South African Standard Time / 8:00pm Singapore Time, the Company’s management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 866 966 1396 (US Toll Free Dial In), 0800 376 7922 (UK Toll Free Dial In), +800 852 6250 (Singapore Toll Free Dial In), 0800 014 553 (South Africa Toll Free Dial In), +44 (0)2071 928 000 (International Standard Dial In). Please enter code: 6092049.

An audio replay of the conference call will be available until Thursday, September 5, 2019, by dialing +1 866 331 1332 (US Toll Free Dial In), +44 (0)3333 009 785 (International Standard Dial In), +65 3158 3995 (Singapore Dial In), or 0800 014 706 (South Africa Toll Free Dial In). Access Code 6092049

Audio Webcast - Slides Presentation

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the first half ended June 30, 2019 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers on the water, with three ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of seven medium range tankers and two small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

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Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release:

Drybulk Carriers — Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	33.5%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	33.5%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	33.5%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	33.5%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	33.5%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	33.5%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(8)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(6)(8)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(3)	2017	Japan	60,490	33.5%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	33.5%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	33.5%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	33.5%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	33.5%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	33.5%	IVS Supramax Pool

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Drybulk Carriers — Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
Supramax/Ultramax – Eco
IVS Phoenix	2019	Japan	61,470	2022-24(2)	IVS Supramax Pool
IVS Hayakita(6)	2016	Japan	60,400	2023-26(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(2)	IVS Supramax Pool
IVS Augusta(6)	2015	Philippines(4)	57,800	2020-22(2)	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020-22(2)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2019-21(2)	IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24(2)	IVS Supramax Pool

Drybulk Carriers Under Construction — Owned Fleet (1 Vessel)

Vessel Name	Expected Delivery	Country of Build	DWT	Ownership Percentage
Supramax/Ultramax – Eco
IVS Prestwick	September 2019	Japan	61,000	100%

Drybulk Carriers Under Construction — Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax – Eco
IVS Pebble Beach(6)	3Q 2020	Japan	62,000	2022-24(2)
IVS Atsugi(6)	3Q 2020	Japan	62,000	2022-24(2)

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Tankers – Owned Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2020-22)(2)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Medium Range Tankers
Rhino	2010	South Korea	39,710	II, III	100%	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	100%	Handy Tanker Pool
Small Product Tankers
Kowie	2010	China	16,890	II, III	100%	Brostrom Tanker Pool
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

Tankers – Long-Term Charter-In Fleet (2 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Charter-In Period	Type of Employment
Medium Range Tankers – Eco
Doric Breeze	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(5)
Doric Pioneer	2013	South Korea	51,570	II, III	1Q 2020	Vitol Commercial(5)

(1)	Owned through a joint venture with Mitsui & Co., Ltd. in which we have a 51% interest.
(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options.
(3)	Owned through a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.à.r.l. in which we have a 33.5% interest.
(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.
(6)	Includes purchase options for Grindrod Shipping. For IVS Augusta and IVS Pinehurst, Grindrod Shipping has the option to purchase either, but not both, of these vessels of its choice.
(7)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(8)	IVS Knot has undergone a financing arrangement in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, and we have an option to acquire the vessel commencing in 2021. We regard the vessel as owned since we have retained the right to control the use of the vessel. We expect to enter into a similar arrangement in respect of IVS Kinglet in September 2019 that would result in net cash proceeds of $6.3 million, after repayment of debt associated with IVS Kinglet, though we can provide no assurances that this transaction will be concluded.

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Segment Results of Operations(1)

	Six months ended June 30,
	2019	2018
(In thousands of U.S. dollars)
Drybulk Carriers Business
Handysize Segment
Revenue	$58,983	$53,828
Cost of sales	$(60,479)	$(50,601)
Supramax/Ultramax Segment
Revenue	$71,963	$73,675
Cost of sales	$(72,569)	$(74,755)

Tanker Business
Medium Range Tanker Segment
Revenue	$27,647	$18,921
Cost of sales	$(24,510)	$(19,709)
Small Tanker Segment
Revenue	$15,917	$8,966
Cost of sales	$(14,284)	$(8,378)

(1)	Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our unaudited interim condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2019 and 2018 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1). This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day which are non-GAAP measures. For a discussion and reconciliation of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

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	Six months ended June 30,
(In thousands of U.S. dollars)	2019	2018
Drybulk Carriers Business

Handysize Segment
Calendar days(2)	3,306	3,293
Available days(3)	3,285	3,183
Operating days(4)	3,262	3,129
Owned fleet operating days(5)	2,341	2,339
Long-term charter-in days(6)	-	181
Short-term charter-in days(7)	921	609
Fleet utilization(8)	99.3%	98.3%
TCE per day(9)	$7,030	$8,997
Vessel operating costs per day(10)	$4,980	$5,238
Long-term charter-in costs per day(11)	$-	$8,600
Supramax/Ultramax Segment
Calendar days(2)	3,285	3,471
Available days(3)	3,280	3,423
Operating days(4)	3,271	3,402
Owned fleet operating days(5)	358	343
Long-term charter-in days(6)	1,106	1,196
Short-term charter-in days(7)	1,807	1,863
Fleet utilization(8)	99.7%	99.4%
TCE per day(9)	$10,481	$11,092
Vessel operating costs per day(10)	$4,428	$4,616
Long-term charter-in costs per day(11)	$12,695	$13,049

Tankers Business

Medium Range Tankers Segment
Calendar days(2)	1,149	1,358
Available days(3)	1,149	1,346
Operating days(4)	1,149	1,311
Owned fleet operating days(5)	787	779
Long-term charter-in days(6)	362	532
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	97.4%
TCE per day(9)	$14,276	$11,570
Vessel operating costs per day(10)	$6,576	$7,279
Long-term charter-in costs per day(11)	$15,298	$15,031
Small Tanker Segment
Calendar days(2)	541	634
Available days(3)	529	610
Operating days(4)	529	600
Owned fleet operating days(5)	529	600
Long-term charter-in days(6)	-	-
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	98.4%
TCE per day(9)	$12,015	$11,323
Vessel operating costs per day(10)	$6,516	$7,750
Long-term charter-in costs per day(11)	$-	$-

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our unaudited interim condensed consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

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(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.
(11)	Long-term charter-in costs per day: charter costs relating to long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to charter hire costs.

The average long-term charter-in costs per day for the Supramax/ultramax fleet for the second half of 2019 is expected to be approximately $12,735/day. The average long term charter-in costs per day for the medium range tanker fleet for the second half of 2019 is expected to be approximately $15,300/day.

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Unaudited Interim Condensed Consolidated and Combined Statement of Financial Position

	June 30, 2019	December 31, 2018
	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	37,855	35,636
Trade receivables	9,986	12,034
Contract assets	3,590	1,959
Other receivables and prepayments	18,227	17,902
Due from related parties	8,222	13,516
Loans to joint ventures	5,469	23,803
Derivative financial instruments	115	-
Inventories	8,605	10,841
	92,069	115,691
Assets classified as held for sale	612	7,258
Total current assets	92,681	122,949

Non-current assets
Restricted cash	12,674	11,627
Ships, property, plant and equipment	287,505	249,602
Right of use assets	67,859	-
Interest in joint ventures	52,135	54,560
Intangible assets	132	41
Goodwill	7,448	7,351
Deferred tax assets	1,496	1,497
Total non-current assets	429,249	324,678

Total assets	521,930	447,627

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	27,156	22,364
Bank loans and other borrowings	18,951	18,323
Lease liabilities	27,169	-
Due to related parties	7,277	6,238
Income tax payable	3,499	3,073
Derivative financial instruments	9	867
Provisions	961	1,578
Contract liabilities	3,639	4,223
Total current liabilities	88,661	56,666

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Unaudited Interim Condensed Consolidated and Combined Statement of Financial Position (cont’d)

	June 30, 2019	December 31, 2018
	US$’000	US$’000
Non-current liabilities
Bank loans and other borrowings	113,505	96,133
Lease liabilities	40,743	-
Trade and other payables	398	403
Retirement benefit obligation	1,880	1,922
Total non-current liabilities	156,526	98,458

Capital and reserves
Share capital	320,683	320,683
Other reserves	(17,946)	(21,140)
Accumulated losses	(25,994)	(7,040)
Total equity	276,743	292,503

Total equity and liabilities	521,930	447,627

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Unaudited Interim Condensed Consolidated and Combined Statement of Profit or Loss

For the six-month period ended June 30	2019	2018
	US$’000	US$’000

Revenue	167,220	150,841
Cost of sales
Voyage expenses	(74,382)	(71,513)
Vessel operating costs	(16,749)	(16,344)
Charter hire costs	(30,749)	(54,280)
Depreciation and amortisation – owned assets	(8,496)	(6,649)
Depreciation – right of use assets	(13,821)	-
Other expenses	(352)	354
Cost of ship sale	(16,739)	-
Gross profit	5,932	2,409

Other operating (expense) income	(4,802)	5,965
Administrative expenses	(13,313)	(17,292)
Share of losses of joint ventures	(1,538)	(1,372)
Interest income	1,215	1,945
Interest expense	(5,815)	(2,961)
Loss before taxation	(18,321)	(11,306)

Income tax expense	(633)	(2,147)
Loss for the period	(18,954)	(13,453)

Loss per share:
Basic and diluted, loss for the period attributable to ordinary equity holders of the company (per share figures in U.S. dollars) Per share figures based on 19,063,833 ordinary shares	(0.99)	(0.71)

Unudited Summary Statement of Cash Flows

The following table presents cash flow information for each of the six months ended June 30, 2019 and 2018:

	Six months ended June 30,
(In thousands of U.S. dollars)	2019	2018

Cash used in operating activities	$(32,443)	$(46,246)
Cash generated from investing activities	31,171	33,215
Cash generated from financing activities	2,770	19,450
Increase in cash and cash equivalents	1,498	6,419
Cash and cash equivalents, beginning of period	33,498	45,245
Differences in translation	125	(1,269)
Cash and cash equivalents, end of period	35,121	50,395

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Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day.

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

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Below is a reconciliation from TCE revenue to revenue:

	Six Months ended June 30,
	2019			2018
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	50,228	(27,296)	22,932	52,955	(24,805)	28,150
Supramax/ultramax	71,401	(37,118)	34,283	73,082	(35,344)	37,738
Medium Range Tankers	20,294	(3,891)	16,403	18,946	(3,773)	15,173
Small Tankers	7,437	(1,081)	6,356	8,966	(2,169)	6,797
Other drybulk carriers	-			1,215
Other tankers	2,569			2,570
Other revenue	19,542			3,424
Adjustments*	(4,251)			(10,317)

Revenue	167,220			150,841

*	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated and combined financial statements.

Vessel operating costs per day.

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and operating days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day.

Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our Fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Before the application of IFRS 16 on January 1, 2019, long-term charter-in costs were included in charter hire costs in the statement of profit and loss. From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

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Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to adjusted charter hire costs.

	Six Months ended June 30,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter-in costs	Adjusted charter hire costs

Handysize	7,153	-	7,153	-	7,153	7,153
Supramax/ultramax	21,329	11,938	33,267	14,041	19,226	33,267
Medium Range Tankers	2,769	2,769	5,538	5,538	-	5,538
Small Tankers	-	-	-	-	-	-
Others	-	-	-			-
Adjustments(*)	(502)	-	(502)			(502)
	30,749	14,707	45,456			45,456

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	Six Months ended June 30,
	2018
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter-in costs	Adjusted charter hire costs

Handysize	8,418	-	8,418	1,556	6,862	8,418
Supramax/ultramax	36,680	-	36,680	15,607	21,073	36,680
Medium Range Tankers	7,990	-	7,990	7,990	-	7,990
Small Tankers	-	-	-	-	-	-
Others	1,468	-	1,468			1,468
Adjustments(*)	(276)	-	(276)			(276)
	54,280	-	54,280			54,280

*	Charter hire, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated and combined financial statements.

EBITDA and Adjusted EBITDA.

EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, share of (profit)/loss of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation and amortization include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right of use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

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The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six months ended June 30, 2019 and June, 30 2018:

	Six Months ended June 30,
(In thousands of U.S. dollars)	2019	2018

Loss for the period	$(18,954)	$(13,453)
Adjusted for:
Income tax expense	633	2,147
Interest income	(1,215)	(1,945)
Interest expense	5,815	2,961
Share of losses of joint ventures	1,538	1,372
Depreciation and amortization	22,610	6,763

EBITDA	$10,427	$(2,155)

Adjusted for
Listing costs	-	4,079
Impairment loss on ships	4,304	-
Gain on disposals of businesses	-	(3,255)
Gain on deemed disposal of previously held joint venture	-	(324)

ADJUSTED EBITDA	$14,731	$(1,655)

Headline Loss.

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ from the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

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The table below presents a reconciliation between Loss for the period to Headline Loss for the six months ended June 30, 2019 and June, 30 2018.

	Six Months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2019	2018
Reconciliation between loss for the period and headline loss:
Loss for the period	$(18,954)	$(13,453)
Adjusted for:
- Impairment loss on joint venture’s ship	-	1,423
- Impairment loss on ships	4,304	-
- Loss (Gain) on disposals of plant and equipment	193	(63)
- Gain on disposals of businesses	-	(3,255)
- Gain on deemed disposal of previously held joint venture	-	(324)
- Capital gains tax on sale of businesses	-	1,809
Headline Loss	$(14,457)	$(13,863)

Number of shares on which the per share figures have been calculated	19,063,833	19,063,833
Basic and diluted loss per share	$(0.99)	$(0.71)
Basic and diluted headline loss per share	$(0.76)	$(0.73)

IFRS 16.

The “Unaudited Interim Condensed Consolidated and Combined Statement of Profit or Loss” and “Unaudited Summary Statement of Cash Flows” sections in this press release reflects the adoption of IFRS 16 on January 1, 2019 using the modified retrospective approach. Under this approach, comparative information is not restated. We have presented below, the amounts by which each financial statement line item is affected in the current reporting period by the application of IFRS 16 as compared to IAS 17 Leases (“IAS 17”) that was in effect before the change.

Our management believes that these non-GAAP measures provide comparability of the financial results and cash flow position that was reported for the six months ended June 30, 2018 and also believes that these non-GAAP measures provide investors the ability to better understand the results from the primary operation of our business in 2019 compared with 2018. These non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

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Impact of IFRS 16 on the Statement of Profit or Loss for the six months ended June 30, 2019

(In thousands of U.S. dollars)	Under previous IFRS	Adoption of IFRS 16 (i)	Under new IFRS
Cost of sales
Charter hire costs	$(45,453)	$14,704	$(30,749)
Vessel operating costs	(16,820)	71	(16,749)
Depreciation – right of use assets	-	(13,821)	(13,821)
Administrative expenses	(13,320)	7	(13,313)
Interest expense	(4,073)	(1,742)	(5,815)

Impact of IFRS 16 on the Statement of Cash Flows for the six months ended June 30, 2019

(In thousands of U.S. dollars)	Under previous IFRS	Adoption of IFRS 16 (ii)	Under new IFRS

Cash used in operating activities	(45,687)	13,244	(32,443)
Cash generated from financing activities	16,014	(13,244)	2,770

(i) The standard requires the change in the amount and presentation of expenses related to leases formerly recorded as operating leases. Operating leases were previously recorded as “Charter hire costs” for ships, “Vessel operating costs” for ship equipment and “Administrative expenses” for property. When applying IFRS 16, the expense is split into “Interest expense” and “Depreciation – right of use assets”. Expenses relating to short-term leases and low value leases will continue to be expensed and disclosed in line with the previous treatment.

(ii) Payments of operating leases were previously presented as part of net cash flows used in operating activities. Under IFRS 16, the cash payments under the leases will be split between cash payments for the interest portion of the lease liability and cash payments for the principal portion. Payments for the principal portion will be presented in the financing activities and payments for the interest portion will remain in the operating activities.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

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Company Contact:	Investor Relations / Media Contact:
Martyn Wade / Stephen Griffiths	Nicolas Bornozis / Judit Csepregi
CEO / CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	Email: grindrod@capitallink.com

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